GENERAL DEVICES, INC.
                                 376 MAIN STREET
                              BEDMINSTER, NJ 07921

                 ----------------------------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
               THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
                             PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS


                               SEPTEMBER 29, 2005

                 -----------------------------------------------



     NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                  INTRODUCTION

     This Information Statement is being mailed on or about September 29, 2005 to holders of record on September 26, 2005 (the "Record Date") of shares of common stock, par value $.0l per share ("Common Stock"), of General Devices, Inc., a Delaware corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the appointment by the existing directors of new members of the Board of Directors of the Company (the "Board") followed by the resignation of the existing directors pursuant to the terms of the transactions described below. The appointments will become effective upon the closing of the transactions described below, but not sooner than October 11, 2005, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the sale of shares representing control of the Company.

     As of September 26, 2005, the Company had 3,597,922 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of various transactions that will be consummated at a closing (the "Closing") on or after October 11, 2005 (the "Closing Date") that will result in a change of control of the Company ("Transactions"), and contains certain biographical and other information concerning the executive officers and directors of the Company before and after the Closing Date of the Transactions. Additional information about the Company and the Transactions will be contained in the Company's Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the "SEC") after the Closing Date of the Transactions. The Form 8-K may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

                                THE TRANSACTIONS

     Pursuant to a Stock Purchase Agreement dated as of September 26, 2005 (the "Agreement"), Halter Capital Corporation ("HCC") has agreed to acquire 2,293,810 shares of Common Stock from Asset Value Fund Limited Partnership, the Company's principal stockholder, and two other stockholders in exchange for cash of $498,199.47. In addition, concurrently with the Closing of the Agreement, two unaffiliated purchasers will acquire 200,000 shares of common stock from one of the sellers. The shares to be sold to HCC and the other purchasers will represent 69.3% of all shares of Common Stock outstanding.

     Upon the Closing of the Agreement, at least ten days after the mailing of this Information Statement, the existing directors, John W. Galuchie, Jr. and Theodore A. Raymond, will appoint Pam I. Halter and Kevin B. Halter, Jr. as the new directors of the Company and then resign as directors, effective immediately. All current officers of the Company will resign on the Closing Date, and the new Board will appoint new officers of the Company.

     In connection with the change of control, new management has signified its intentions to facilitate the Company's stated business purpose of acquiring an operating business.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
                COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     The following table sets forth the existing officers and directors of the Company.

                                         Position and Office
                                         Presently Held with       Director
     Name of Person            Age           the Company            Since
     --------------            ---    -------------------------  ------------
     John W. Galuchie, Jr.     52     Chairman, Director and         2000
                                      President

     Theodore A. Raymond       78     Director                       1967

     Sue Ann Merrill           42     Chief Financial Officer,          -
                                      Treasurer & Secretary

     John W. Galuchie, Jr., a certified public accountant, is principally engaged in the following businesses: (i) the Company, since September 2000 as President and a director; (ii) President of T. R. Winston & Company LLC ("Winston"), a securities broker/dealer, since July 1990 and a director since September 1989, and (iii) a director of American Bank Inc., a state-chartered bank, since May 2005. Mr. Galuchie was also engaged in the following businesses:
(i) Kent Financial Services, Inc. ("Kent") in various positions from 1986 to August 2003, including Treasurer of Asset Value Management Inc. ("AVM"), a wholly owned subsidiary of Kent and the sole general partner of Asset Value Fund Limited Partnership ("AVF"), the Company's principal stockholder; (ii) Pure World, Inc., a manufacturer and distributor of natural products, as Executive Vice President from April 1998 to October 2001; (iii) Cortech, Inc., a biopharmaceutical company, as President and director from September 1998 to August 2003, and (iv) Gish Biomedical, Inc., a medical device manufacturer, as a director from September 1999 (Chairman from March 2000) until April 2003.

     Theodore A. Raymond has been a director of the Company since 1967. He was also the Company's President and Chief Executive Officer from 1967 to 2000.

     Sue Ann Merrill, a certified public accountant, is principally engaged in the following businesses: (i) the Company, since September 2000 as Treasurer and
                                       2

Secretary, (ii) Winston from September 1995 to August 2003, in various positions; (iii) Kent, in various positions since 1995, including Assistant Secretary and Assistant Treasurer of AVM; (iv) Pure World, Inc., in various positions from September 1995 until August 2005, including Vice President since August 2000, and Chief Financial Officer since October 2002; and (v) Cortech, Inc., as Secretary and Chief Financial Officer since September 1998.

     After the Closing Date of the Transactions, the following persons will be the officers and directors of the Company:

                                          Position and Office
                                            to be Held with            Director
     Name                      Age            the Company               Since
     ----                      ---  ------------------------------  ------------

     Kevin B. Halter, Jr.      45   Director and President               2005
     Pam I. Halter             51   Director, Secretary and Chief        2005
                                    Financial Officer

     Kevin B. Halter, Jr. has served since 1987 as Vice President and Secretary of Halter Capital Corporation, a financial consulting firm. He has also been President of Securities Transfer Corporation since 1987, a stock transfer company registered with the Securities and Exchange Commission. Since March 2005, he has served as President and a director of Strong Technical, Inc., a company seeking to acquire an operating business.

     Pam I. Halter has been President and a director since March 2000 of Thoroughbreds, Inc., a company that owns racehorses. From March 2000 until March 2003 she was also President and a director of Doblique, Inc., a company that owned racehorses until it acquired an English pharmaceutical company and transferred control to the owners of the acquired company. Since March 2005, she has also been a director and Secretary and Chief Financial Officer of Strong Technical, Inc.

     Kevin B. Halter, Jr. is the son of Kevin B. Halter, one of the principals of Halter Capital Corporation. Pam I. Halter is the wife of Kevin B. Halter.

     All directors hold office until the next annual meeting of the shareholders of the Company, and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

Section 16(a) Beneficial Reporting Compliance.

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the calendar year ended December 31, 2004, all Section 16(a) filing requirements applicable to its insiders were complied with.

                              CORPORATE GOVERNANCE

     The Company does not maintain an Audit Committee, Compensation Committee, or Nominating Committee and the Board of Directors performs these functions. The new management has indicated to the Company that following completion of the Transactions they will cause the Company to select one or more directors, including independent directors, to perform these functions in the future.

                             EXECUTIVE COMPENSATION

     The Company pays no compensation to its officers and directors currently and paid no compensation in any amount or of any kind to its executive officers or directors in the last three full fiscal years. No stock options or other stock-based remunerations have been issued.

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
                          RELATED STOCKHOLDER MATTERS.

     The following table sets forth information as of September 26, 2005, both before and after giving effect to the Transactions, concerning the beneficial ownership of the common stock of the Company by (i) each person who is known to the Company to own beneficially more than five percent of the outstanding shares of common stock, (ii) each director and executive officer of the Company and
(iii) all directors and executive officers as a group.



                                       Number of Shares        Percentage of        Number of Shares        Percentage of
                                        of Common Stock         Common Stock         of Common Stock        Common Stock
         Name and Address             Beneficially Owned        Outstanding        Beneficially Owned        Outstanding
         of Beneficial Owner          Before Transaction    Before Transaction      After Transaction     After Transaction
---------------------------------    ---------------------  --------------------  ---------------------  ------------------

John W. Galuchie, Jr.                          500                  *                      500                    *
376 Main Street
Bedminster, NJ  07921

Theodore A. Raymond                        100,510                 2.79%               100,510                   2.79%
67 Cabot Drive
Chesterbrook, PA  19087

Sue Ann Merrill                          1,600,971(1)             44.50%                20,000                    *
376 Main Street
Bedminster, NJ  07921

Asset Value Fund Limited                 1,580,971                43.94%                    --                   --
 Partnership
376 Main Street
Bedminster, NJ  07921

J. Steven Emerson                          565,091(2)             15.71%                    --                   --
1522 Ensley Avenue
Los Angeles, CA  90024

G. Tyler Runnels                           347,748(3)              9.67%                    --(4)                --
1999 Avenue of the Stars
Suite 2530
Los Angeles, CA  90067

Carucci Family Partners                    347,748                 9.67%               347,748                   9.67%
14 Venderventer Avenue
Suite 210
Port Washington, NY  11050

Halter Capital Corporation(5)                   --                 --                2,293,810                  63.8%
Kevin B. Halter
2591 Dallas Parkway, Suite 102
Fresno, TX  75034





                                       Number of Shares        Percentage of        Number of Shares        Percentage of
                                        of Common Stock         Common Stock         of Common Stock        Common Stock
         Name and Address             Beneficially Owned        Outstanding        Beneficially Owned        Outstanding
         of Beneficial Owner          Before Transaction    Before Transaction      After Transaction     After Transaction
---------------------------------    ---------------------  --------------------  ---------------------  ------------------

Kevin B. Halter, Jr. (5)                        --                 --                2,293,810                  63.8%
2591 Dallas Parkway, Suite 102
Fresno, TX  75034

Pam I. Halter (6)                               --                 --                       --                   --
2591 Dallas Parkway, Suite 102
Fresno, TX  75034


All directors and                        1,701,981                47.30%             2,293,810                  63.8%
   officers as a group
   (three persons before the
   Transactions; two persons
   following the Transactions)

__________________________________________

* Represents less than one percent.

(1) Includes 1,580,971 shares owned by Asset Value Fund Limited Partnership of which Mrs. Merrill disclaims beneficial ownership. Mrs. Merrill is the Assistant Secretary and Assistant Treasurer of Asset Value Management, Inc., the sole general partner of Asset Value Fund Limited Partnership.

(2)  According to a Schedule 13D filed on February 15, 2005.

(3)  According to a Schedule 13D filed on February 15, 2005.

(4)  Mr. Runnels is selling  200,000 shares of common stock to two  unaffiliated
     stockholders   and  147,748  shares  of  common  stock  to  Halter  Capital
     Corporation.

(5) The shares will be registered in the name of Halter Capital Corporation, which is wholly owned by Kevin B. Halter and Kevin B. Halter, Jr.

(6) Mrs. Halter disclaims beneficial ownership of the shares to be acquired by Halter Capital Corporation.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     A management fee of $48,000 was expensed in each of 2004 and 2003 for fees paid to Asset Value Fund Limited Partnership ("AVF") for management services performed for the Company. Management services include, among other things, SEC filings, negotiation, evaluating merger and acquisition proposals, accounting and shareholder relations. The Company believes that the management fee is less than the cost for the Company to perform these services. As of September 26, 2005, AVF was the beneficial owner of approximately 43.9% of the Company's outstanding shares of Common Stock.


                               By Order of the Board of Directors




                               /s/ John W. Galuchie, Jr.
                               -------------------------------------------------
                               John W. Galuchie, Jr., Chief Executive Officer



September 29, 2005